EXHIBIT 12
HSBC USA INC.
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Nine Months Ended September 30,
	2017	2016
	(dollars are in millions)
Ratios excluding interest on deposits:
Income from continuing operations	$594	$166
Income tax expense	321	100
Fixed charges:
Interest on:
Short-term borrowings	94	61
Long-term debt	749	613
Others	15	12
One third of rents, net of income from subleases	23	19
Total fixed charges, excluding interest on deposits	881	705
Earnings from continuing operations before taxes and fixed charges, excluding interest on deposits	$1,796	$971
Ratio of earnings to fixed charges, excluding interest on deposits	2.04	1.38

Ratios including interest on deposits:
Total fixed charges, excluding interest on deposits	$881	$705
Add: Interest on deposits	507	344
Total fixed charges, including interest on deposits	1,388	1,049
Earnings from continuing operations before taxes and fixed charges, excluding interest on deposits	1,796	971
Add: Interest on deposits	507	344
Earnings from continuing operations before taxes and fixed charges, including interest on deposits	$2,303	$1,315
Ratio of earnings to fixed charges, including interest on deposits	1.66	1.25